LINDBLAD EXPEDITIONS HOLDINGS, INC.

96 Morton Street, 9th Floor

New York, NY 10014

October 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Ms. Heather Clark

Ms. Melissa Raminpour

Dear Ms. Clark and Ms. Raminpour:

Please find below the responses of Lindblad Expeditions Holdings, Inc. (the “Company”, “Lindblad” or “we”) to the response of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 20, 2018 (the “Comment Letter”) on the Company’s Form 10-K for the Year Ended December 31, 2017 (the “Form 10-K”) and the Company’s Form 10-Q for the Quarter Ended June 30, 2018. Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of the Results of Operations and Financial Condition Results of Operations - Segments, page 34

1.	We note your presentation of total tour revenues, total operating income and total adjusted EBITDA, excluding voyage cancellations. We further note discussion on pages 32, 35, and 36 of the estimated impacts of the voyage cancellations on your results of operations. Please note that including revenues you did not earn appears to create a non-GAAP measure that is not consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. Please either (1) remove this adjustment from the referenced reconciliations and discuss the cancellations contextually in your operating results discussion in MD&A or (2) revise your disclosure to comply with non-GAAP disclosure requirements and explain how the adjustment complies with Question 100.04. In your response, please also explain what led to these cancellations (i.e., were there any unusual particular facts and circumstances that led to them outside of normal cancellations).

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that, while the Company felt that this additional information would be helpful to investors for future comparative periods, the Company will remove this adjustment from the referenced reconciliations and only discuss the cancellations and impact contextually within the Management’s Discussion and Analysis. The Company believed these cancellations were outside of normal operations as they encompassed several consecutive voyages, each of which were booked at near capacity. We respectfully direct the Staff to the Company’s Form 10-K, Management’s Discussion and Analysis of the Results of Operations and Financial Condition on page 29, where the Company disclosed the following related to the cause of these voyage cancellations:

“In the fourth quarter of 2016, the National Geographic Orion experienced an issue with its main engine and as a result we cancelled one voyage in 2016 and four voyages during the first quarter of 2017 for necessary engine repairs and in the first quarter of 2017, the National Geographic Sea Lion cancelled two voyages to repair the onboard air conditioning system. In addition, the delayed delivery of the National Geographic Quest caused the cancellation of four highly booked voyages.”

Financial Statements

Notes to the Consolidated Financial Statements

Note 8 - Income Taxes

One-time transition tax, page F-21

2.	Your disclosure indicates that you accounted for a one-time transition tax from the Tax Act as a $14.5 million reduction of net operating loss (NOL) carryforwards and you remeasured your deferred taxes to reflect the reduce rate and recognized a $1.8 million deferred tax benefit. Clarify why the balance of NOL carryforwards in the table on page F-22 did not decrease significantly. In this regard, was the impact of the Tax Act offset by recording new NOL carryforwards related to fiscal 2017 operations?

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the decrease in the net operating loss carryforward resulting from the Tax Act was primarily offset by an increase to the net operating loss carryforward due to increased depreciation expense arising from launching our new ship, National Geographic Quest, during the third quarter of 2017 (note the corresponding increase in fixed asset depreciation deferred tax liability). The net operating loss carryforward also increased from the adoption of ASU 2016-09 Compensation—Stock compensation (Topic 718): Improvements to Employee Share-based Payment Accounting during the first quarter of 2017. Additionally, we also respectfully advise the Staff that this balance includes both US and foreign loss carryforwards and, therefore, only a portion of the balance was remeasured due to US tax reform.

Form 10-Q for the Quarter Ended June 30, 2018

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 5

3.	You disclose that your primary performance obligation under your contracts is to provide an expedition and may include pre-expedition and post-expedition excursions, hotel accommodations, land-based expeditions and air transportation to and from the ships. Upon satisfaction of these performance obligations, revenue is recognized over the duration of each expedition. Please address the following comments:

●	Identify what you consider to be your performance obligations. If some or all of the pre-expedition and post-expedition services are bundled with the expedition cruise, please provide us with your analysis on why these services are not distinct pursuant to ASC 606-10-25-14 through 22.

●	Provide us with your analysis regarding how you determined gross reporting for preexpedition and post-expedition services was appropriate pursuant to ASC 606-10-55- 36 through 39. Please specifically address how you considered the definition of control and how you are directing any third party providers.

●	Tell us why revenue for pre-expedition and post-expedition services is recognized over the duration of each expedition versus as travel occurs or land-based expeditions occur prior to or after the expedition.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company considered the guidance of ASC 606-10-25-14 through 22 in identifying its performance obligations with respect to revenue recognition. In particular the Company identified the following performance obligations under ASC 606-10-25-14 and 25-16, each of which is promised in contracts with customers: (i) the primary vessel or land-based expeditions, (ii) pre- and post-expedition excursions, (iii) air transportation and (iv) hotel accommodations. The Company then considered whether each of its performance obligations is distinct or whether they should be considered a bundle of goods or services comprising of one performance obligation. In particular, we considered whether the goods or services promised to the customer under the criteria of ASC 606-10-25-19 through 22 are distinct from one another in that (a) a customer can benefit from the good or service either on its own or together with other resources readily available to the customer and (b) our promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. Based on this criteria, we determined that the performance obligations are not distinct because (x) pre-and post-expedition excursions, hotel accommodations and any air transportation arranged on the customer’s behalf are only offered in conjunction with the primary vessel or land-based expedition; and (y) all goods and services are included in a single expedition contract such that the individual services are not separately identifiable.

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As the principal to the contract with our customers, we recognize revenue from pre- and post-expeditions excursions in the gross amount of consideration in accordance with ASC 606-10-55-37B. In determining that we are the principal in these arrangements, we noted under ASC 606-10-55-37 that we controlled the excursions because the performance obligation was either satisfied directly by our staff or by third-party guides engaged to act on our behalf. In the case of engaging third parties, we determined that we obtained control under ASC 606-10-55-37A because (i) we had the right to the service to be performed by, and ability to direct, the third party, and (ii) we combined that service with others to offer our expeditions as a whole. Finally, we determined that we are primarily responsible for fulfilling our promise to our customers for the entire expedition, including any pre- or post-expedition excursions, as pursuant to ASC 606-10-55-39(a).

In concluding to recognize the revenue from pre- and post-expedition excursions over the duration of the entire expedition, the Company considered the analysis under ASC 606-10-25-14 through 22 set forth above. Considering the requirement of ASC 606-10-25-36 that revenue for a performance obligation shall only be recognized once progress toward complete satisfaction can be reasonably measured, the Company determined that the completion of each day of the expedition, including any pre- or post-expedition excursion, is a reasonable measure of progress toward satisfying its overall performance obligation. Also, pursuant to ASC 606-10-25-27(a), the Company is considered to transfer control of a good or service over time because the customer simultaneously receives and consumes the benefits provided. As such, the Company recognizes revenue over time.

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I hereby confirm on behalf of Lindblad Expeditions Holdings, Inc. that:

●	Lindblad Expeditions Holdings, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Lindblad Expeditions Holdings, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Kerry Acocella, General Counsel of the Company at (212) 261-9060, or me at (212) 261-9008 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Craig I. Felenstein
Craig I. Felenstein Chief Financial Officer Lindblad Expeditions Holdings, Inc.

cc: Kerry Acocella, General Counsel

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